

TSX: NGD NYSE American: NGD

NEW GOLD STRENGTHENS OPERATIONAL LEADERSHIP TEAM
Appoints Travis Murphy as Vice President, Operations

March 11, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce the appointment of Travis Murphy as Vice President, Operations, effective March 24, 2025.

Mr. Murphy is a registered professional geologist and experienced mining professional with over 18 years of industry experience, overseeing mining and planning activities and was most recently the Principal Advisor – Productivity (North America) for Newmont Corporation ("Newmont"). Prior to that, Mr. Murphy held progressively senior operating and technical positions at Newmont, as well as Pretivm Resources prior to its acquisition by Newcrest Mining. As the Mine Manager at the Brucejack operation, he supported the operation in achieving the John T. Ryan Safety Award for NW Regional Metal Mines, and the Large-scale Underground Mine Safety Award from the Ministry of Mines in 2021. Mr. Murphy brings with him a successful track-record of innovative, collaborative and values-based leadership, combining an environment of efficiency and accountability with a deep rooted care and respect for people and the communities where the Company operates. Mr. Murphy holds a Bachelor of Science in Geology from the University of Calgary Faculty of Science and a Masters Business Administration from Athabasca University Faculty of Graduate Studies.

"I'm pleased to welcome Travis to New Gold at an exciting time for the Company" stated Patrick Godin, President and CEO. *"With our two updated Technical Reports recently presented to the market, Travis' operational experience and strategic planning, coupled with a values-based leadership approach will complement our operational bench strength and further position us to deliver on our stated free cash flow objectives. In addition, his commitment to safety aligns strongly with our courage to care and objective to deliver safe production every shift."*

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com